UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____	Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______	No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, September 16, 2014

Messrs,
Superintendencia del Mercado de Valores – SMV
Present.-

Reference:	Relevant Information Communication

Dear Sirs:

Hereby we inform as a Relevant Information Communication that:

I.	On the date when the Shareholders’ Meeting of our subsidiary Norvial S.A. was held, the following agreements were reached:

	1.	Approve the financing scheme through which (i) the Bridge Loan Credit Agreement that Norvial subscribed on January 15, 2014 will be modified (“Bridge Loan Addendum”), (ii) a revolving credit line up to S/. 100,000,000 (One hundred million Nuevos Soles) will be obtained, and (iii) corporate bonds will be issued in the local market and through a public offer, within a Bond Program up to an amount of S/.380’000,000 (Three hundred and eighty million Nuevos Soles) or its equivalent in United States Dollars, which will be registered before the Peruvian Securities Reggulator (Superintendencia del Mercado de Valores)

	2.	Delegate in the Norvial Board of Directors, the faculty of, among others, (i) define the specific terms of the Bridge Loan Addendum and the Revolving Credit Line; (ii) define all the terms, characteristics and conditions of the Bond Program, as well as of the bonds issued within it, including the maximum definitive amount of the Bond Program; (iii) in general, adopt all the decisions that result necessary or convenient for the implementation of the financing scheme described in number 1, before this point I); and (iv) delegate to other representatives one or more of the faculties contained in previous paragraphs (i), (ii) and (iii).

	3.	Faculties were granted for the formalization of agreements.

II.	On the date when the Shareholders’ Meeting of our subsidiary Norvial S.A. was held, the following agreements were reached:

	1.	Establish the general terms and conditions of the Bond Program approved in Norvial’s Shareholders’ Meeting.
The relevant terms and conditions of the Bond Program are:

		Program Denomination:	Norvial First Corporate Bonds Issuance Program

		Instrument Type:	Corporate Bonds

		Currency:	Nuevos Soles or United States Dollars

		Program Amount:	Up to a maximum issuance amount of S/.380’000,000.00 (Three hundred and eighty million Nuevos Soles) or its equivalent in United Stated Dollars.

Offer Type:	Public Offer

Guaranties:	Are the following:

● Escrow of the flows from the stretch of Red Vial N° 5 concession, between Ancón – Huacho – Pativilca in the North Panamerican Highway (the “Concession”);
● Securities Guarantee on the shares issued by Norvial;
● Transfer of rights of the construction contract celebrated by Norvial, GyM S.A. and JJC Contratistas Generales S.A. on December 05, 2013;
● Mortgage on the Concession;
● In general, all those guaranties that are indicated by the persons with faculty of executing that.

We make a record that the persons in faculty of this effect according to what is indicated in number 2) of this point II) of the actual communication, hold faculties in order to decide the incorporation of new guaranties and/or eliminate some of the guaranties mentioned above.

Use of Proceeds:	The proceeds obtained from the Corporate Bonds Program, will be used for: (i) the payment of the Bridge Loan originated from the Bridge Loan Credit Agreement subscribed by Norvial on January 15, 2014 (the “Bridge Loan Credit Agreement”), (ii) payment of the revolving credit line, (iii) financing of the works for the second stage of the stretch of the Concession (the “Second Stage”), and (iv) financing of tax on general sales associated to the costs and expenses of the Second Stage; as well as other costs expenses and repeals associated to it.

Applicable law:	Republic of Peru

Structuring Entity:	Credicorp Capital Servicios Financieros S.A.

Placement Agent:	Credicorp Capital Sociedad Agente de Bolsa S.A.

Bondholder Representative:	Scotiabank Perú S.A.A.

Sincerely,

/s/ Dennis Gray Febres
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ DENNIS GRAY FEBRES

Name: Dennis Gray Febres

Title: Stock Market Representative

Date: September 16 2014